Exhibit 99.1

Golden Star Announces Mineral Reserve and Mineral Resource Update

TORONTO, Feb. 27, 2017 /CNW/ - Golden Star Resources Ltd. (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") announces its Mineral Reserves and Mineral Resources estimate as of December 31, 2016.

HIGHLIGHTS

•	Proven and Probable Mineral Reserves of 1.9 million ounces of gold
•	8% increase in head grade of Proven and Probable Mineral Reserves to 3.05 grams per tonne ("g/t") compared to 2015 estimate
•	11% decrease in gold content due to mining depletion during 2016 compared to December 31, 2015 estimate
•	Measured and Indicated Mineral Resources of 4.4 million ounces of gold
•	Exploration strategy update expected to be released later in the first quarter of 2017

Sam Coetzer, President and Chief Executive Officer of Golden Star, commented:

"It is pleasing to see from the 2016 Mineral Reserve estimate that despite the reduction in ounces due to mining depletion, the head grade has increased by 8%.  This reflects our mine plan, which sees Golden Star mining higher grade, more profitable ore going forward and underlines our strategy to become a high grade, low cost producer.  During 2016 we conducted limited exploration as we focused on advancing our two high grade underground mines.  However following the achievement of commercial production at our Wassa Underground Gold Mine, our exploration team's focus in 2017 will be on defining additional Mineral Reserves at both of our operations.  I look forward to providing an update on our exploration strategy later this quarter."

Mineral Reserves and Mineral Resources Summary

The following table provides a summary of Golden Star's estimated Proven and Probable Mineral Reserves and Measured and Indicated Mineral Resources as of December 31, 2016.

	Tonnes ('000)	Grade (g/t Au)	Gold Content ('000 oz)
Proven and Probable Mineral Reserves[1]	19,456	3.05	1,910
Measured and Indicated Mineral Resources[1,2]	49,741	2.74	4,382

Notes to Table
1.	Includes non-refractory material only
2.	Mineral Resources are inclusive of Mineral Reserves

Mineral Reserves were estimated using a gold price of $1,100 per ounce. Mineral Resources were estimated using a gold price of $1,300 per ounce.

Mineral Reserve Estimate: Breakdown by Asset

The following table provides a breakdown of Golden Star's estimated Proven and Probable Mineral Reserves as of the dates set forth therein.

Mineral Reserves	Dec 31, 2016 Proven Mineral Reserve			Dec 31, 2016 Probable Mineral Reserve			Dec 31, 2016 Proven and Probable Mineral Reserve			Dec 31, 2015 Proven and Probable Mineral Reserve
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(000)	g/t Au	(000)	(000)	g/t Au	(000)	(000)	g/t Au	(000)	(000)	g/t Au	(000)
Wassa Open Pit	-	-	-	11,264	1.56	565	11,264	1.56	565	14,179	1.46	667
Wassa Underground	-	-	-	5,477	4.21	742	5,477	4.21	742	5,397	4.59	796
Stockpiles	695	0.96	21	-	-	-	695	0.96	21	789	0.93	24
Subtotal Wassa	695	0.96	21	16,741	2.43	1,307	17,436	2.37	1,328	20,365	2.27	1,486
Mampon	-	-	-	301	4.64	45	301	4.64	45	304	4.60	45
Prestea South	-	-	-	510	2.31	38	510	2.31	38	1,892	2.30	140
Prestea Underground	-	-	-	1,094	13.93	490	1,094	13.93	490	1,041	14.02	469
Stockpiles	115	2.55	9	-	-	-	115	2.55	9	25	2.69	2
Subtotal Prestea	115	2.55	9	1,905	9.35	573	2,020	8.96	582	3,261	6.26	656
TOTAL	810	1.18	31	18,646	3.13	1,879	19,456	3.05	1,910	23,626	2.82	2,143

Notes to the Mineral Reserve Estimate:
1.	The Mineral Reserves as of December 31, 2016, were estimated using a gold price assumption of $1,100 per ounce
2.	The slope angles of all pit designs are based on geotechnical criteria as established by external consultants. The shape and size of the pit designs are guided by consideration of the results from a pit optimization program.
3.	Cut-off grades have been estimated based on operating cost projections, mining dilution and recovery, government royalty payment requirements and applicable metallurgical recovery. Marginal cut-off grade estimates for the open pits are as follows: Wassa: 0.7g/t; Mampon (part of the Prestea Mineral Reserves): 1.5g/t; and Prestea South: 1.2g/t. Break-even cut-off grade estimates for the underground mines are as follows: Wassa Underground: 2.4g/t; and Prestea Underground: 7.7g/t.
4.	Numbers may not add correctly due to rounding.
5.	Only non-refractory ore is included in Golden Star's Mineral Reserves.

Reconciliation of Mineral Reserves

The attached graphs in Figure 1 provide a reconciliation of the Company's Proven and Probable Mineral Reserves from December 31, 2015 to December 31, 2016.

Measured and Indicated Mineral Resources: Breakdown by Asset

The following table provides a breakdown of Golden Star's estimated Measured and Indicated Mineral Resources as of the dates set forth therein.

	December 31, 2016 Indicated Mineral Resources			December 31, 2016 Measured and Indicated Mineral Resources			December 31, 2015 Measured and Indicated Mineral Resources
	tonnes (000)	grade g/t Au	ounces (000)	tonnes (000)	grade g/t Au	ounces (000)	tonnes 0	grade g/t Au	ounces 0
Wassa Open Pit	27,500	1.43	1,265	27,500	1.43	1,265	37,974	1.23	1,501
Wassa Underground	13,499	3.82	1,656	13,499	3.82	1,656	13,090	3.85	1,621
Wassa Other	3,348	3.78	407	3,348	3.78	407	3,583	3.76	434
Subtotal Wassa	44,347	2.33	3,328	44,347	2.33	3,328	54,647	2.02	3,556
Bogoso/Prestea Refractory	14,424	3.01	1,396	14,424	3.01	1,396	14,740	3.00	1,420
Mampon	418	4.11	55	418	4.11	55	396	4.25	54
Prestea South	1,176	2.28	86	1,176	2.28	86	2,568	2.12	175
Prestea Underground	1,570	15.69	792	1,570	15.69	792	1,597	15.52	797
Bogoso/Prestea Other	2,230	1.69	121	2,230	1.69	121	2,151	1.70	118
Subtotal Bogoso/Prestea	19,818	3.85	2,451	19,818	3.85	2,451	21,452	3.72	2,564
Total (Including Refractory)	64,165	2.80	5,778	64,165	2.80	5,778	76,099	2.50	6,120
TOTAL NON REFRACTORY	49,741	2.7	4,382	49,741	2.74	4,382	61,359	2.38	4,700

Inferred Mineral Resources: Breakdown by Asset

The following table provides a breakdown of Golden Star's estimated Inferred Mineral Resources as of the dates set forth therein.

	31-Dec-16 Inferred Mineral Resources			31-Dec-15 Inferred Mineral Resources
	tonnes (000)	grade g/t Au	ounces (000)	tonnes (000)	grade g/t Au	ounces (000)
Wassa Open Pit	149	1.43	7	286	1.37	13
Wassa Underground	14,450	4.16	1,931	14,442	4.16	1,930
Wassa Other	982	5.18	164	1,764	4.53	257
Subtotal Wassa	15,581	4.20	2,102	16,492	4.15	2,200
Bogoso/Prestea Refractory	1,112	2.78	99	1,184	4.22	161
Mampon	100	2.10	7	103	2.08	7
Prestea South	40	1.97	3	72	2.34	5
Prestea Underground	3,203	8.78	905	3,249	8.74	913
Bogoso/Prestea Others	380	1.55	19	389	1.54	19
Subtotal Bogoso/Prestea	4,835	6.64	1,032	4,997	6.88	1105
Total (including refractory)	20,417	4.77	3,134	20,305	4.82	3,144
TOTAL NON REFRACTORY	19,305	4.89	3,034	20,305	4.82	3,144

Notes to Mineral Resource Estimates
1.	The Mineral Resources for Wassa Other include Father Brown, Benso and Chichiwilli.
2.	The Mineral Resources for "Bogoso/Prestea Others" include Chujah, Dumasi, Bogoso North, Buesichem, Opon, and Ablifa.
3.	The Wassa Underground Mineral Resource has been estimated below the $1,300 per ounce of gold pit shell using an economic gold grade cut-off of 1.81g/t, which the Company believes would be the lower cut-off grade for underground mining.
4.	The Father Brown Underground Mineral Resource has been estimated below the $1,300 per ounce of gold pit shell using an economic gold grade cut-off of 3.17g/t, which the Company believes would be the lower cut-off grade for underground mining.
5.	Prestea Underground Mineral Resource has been estimated below the $1,300 pit shell of Prestea South down to 3,800 metres elevation using a gold cut-off grade at 5.43g/t.
6.	Mineral Resources were estimated using optimized pit shells at a gold price of $1,300 per ounce. Other than gold price, the same optimized pit shell and underground parameters and modifying factors used to determine the Mineral Reserves were used to determine the Mineral Resources.
7.	Mineral Resources are inclusive of Mineral Reserves.
8.	Numbers may not add correctly due to rounding.

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines situated on the prolific Ashanti Gold Belt in Ghana, West Africa. Listed on the NYSE MKT, the TSX, and the GSE, Golden Star is strategically focused on increasing operating margins and cash flow through the development of its two high grade, low cost underground mines both in conjunction with existing open pit operations. The Wassa Underground Gold Mine commenced commercial production in January 2017 and the Prestea Underground Gold Mine is expected to achieve commercial production in mid-2017. Gold production in 2017 is expected to be 255,000-280,000 ounces with cash operating costs of $780-860 per ounce.

Statements Regarding Forward-Looking Information

Some statements contained in this news release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward looking information" within the meaning of Canadian securities laws. Forward looking statements and information include but are not limited to, statements and information regarding: Mineral Reserve and Mineral Resource estimates and underlying assumptions; the timing of the commencement of commercial production at Prestea Underground; the timing of the release of the exploration strategy update; the focus of Golden Star's exploration team in 2017; the realization of Golden Star's plan to mine higher grade ore going forwards; 2017 production guidance; and the transformation of Wassa and Prestea to lower cost mines and the Company into a lower cost producer. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Investors are cautioned that forward-looking statements and information are inherently uncertain and involve risks, assumptions and uncertainties that could cause actual facts to differ materially. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in Management's Discussion and Analysis of financial conditions and results of operations for the year ended December 31, 2016.  Additional and/or updated factors will be included in our annual information form for the year ended December 31, 2016 which will be filed on SEDAR at www.sedar.com. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake any estimate at any particular time or in response to any particular event.

Technical Information

The Mineral Reserve and Mineral Resource estimates have been compiled by the Company's technical personnel in accordance with definitions and guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy, and Petroleum and as required by Canada's National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). Mineral Reserve estimates reflect the Company's reasonable expectation that all necessary permits and approvals will be obtained and maintained. Mining dilution and mining recovery vary by deposit and have been applied in estimating the Mineral Reserves.

The Mineral Resource technical contents of this press release have been reviewed and approved by S. Mitchel Wasel, BSc Geology, a "Qualified Person" pursuant to NI 43-101. Mr. Wasel is Vice President Exploration for Golden Star and an active member of the Australasian Institute of Mining and Metallurgy. The 2016 and 2015 estimates of Mineral Resources were prepared under the supervision of Mr. Wasel. The Mineral Reserve technical contents of this press release, and the 2016 and 2015 estimates of Mineral Reserves, have been reviewed and approved by and were prepared under the supervision of Dr. Martin Raffield, Senior Vice President, Project Development and Technical Services for the Company. Dr. Raffield is a "Qualified Person" as defined by NI 43-101.

Additional scientific and technical information relating to the mineral properties referenced in this news release are contained in the following current technical reports for those properties available at www.sedar.com: (i) Wassa - "NI 43-101 Technical Report on feasibility study of the Wassa open pit mine and underground project in Ghana" effective date December 31, 2014; (ii) Prestea Underground - "NI 43-101 Technical Report on a Feasibility Study of the Prestea Underground Gold Project in Ghana" effective date November 3, 2015; and (iii) Bogoso - "NI 43-101 Technical Report on Resources and Reserves Golden Star Resources Ltd., Bogoso Prestea Gold Mine, Ghana" effective date December 31, 2013.

Cautionary Note to US Investors Concerning Estimates of Measured and Indicated Mineral Resources

This press release uses the terms "Measured Mineral Resources" and "Indicated Mineral Resources". The Company advises US investors that while these terms are recognized and required by NI 43-101, the US Securities and Exchange Commission ("SEC") does not recognize them. Also, disclosure of contained ounces is permitted under Canadian regulations; however the SEC generally requires Mineral Resource information to be reported as in-place tonnage and grade. US Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Mineral Reserves.

Cautionary Note to US Investors Concerning Estimates of Inferred Mineral Resources

This press release uses the term "Inferred Mineral Resources." The Company advises US investors that while this term is recognized and required by NI 43-101, the SEC does not recognize it. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of Inferred Mineral Resources will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of Inferred Mineral Resources cannot form the basis of feasibility or other economic studies. US investors are cautioned not to assume that any part or all of the Inferred Mineral Resource exists, or is economically or legally mineable.

SOURCE Golden Star Resources Ltd.

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For further information: please visit www.gsr.com or contact: Katharine Sutton, Director, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:55e 27-FEB-17